Exhibit 99.1

MEDIA CONTACT:	INVESTOR CONTACTS:
Mary Stutts Ph: 650 794 4403 Niamh Lyons Ph: 353-1-663-3602	Chris Burns Ph: 800 252 3526 David Marshall Ph: 353 1 709 4444

Elan Drug Technologies Announces First Japanese Approval of Product Using
Its NanoCrystal® Technology

DUBLIN, Ireland – December 14, 2009 – Elan Drug Technologies, a business unit of Elan Corporation, plc (NYSE: ELN) announces the approval by the Japanese Ministry of Health, Labour and Welfare of EMEND® (aprepitant) for the treatment of cancer chemotherapy-induced nausea and vomiting.  EMEND®, which was developed by a subsidiary of Merck & Co Inc., Whitehouse Station, N.J., USA and licensed to Ono Pharmaceuticals Co., Ltd. for the Japanese market, is the first licensed product approved in Japan that incorporates Elan Drug Technologies’ NanoCrystal® technology.

NanoCrystal® technology, enables formulation of poorly water soluble compounds for all routes of administration. For EMEND®, this technology advance eliminates a food requirement and improves bioavailability by 600%.  EMEND® was confirmed to be effective for both acute and delayed phases of nausea and vomiting in Japanese clinical trials, and becomes the first therapy approved for treatment of  delayed phase nausea and vomiting (24 hours or later after start of cancer chemotherapy) in Japan.

 “The approval of EMEND® is a significant achievement for our NanoCrystal® technology, as it marks the first Japanese approval of a product incorporating this technology in this very important market”, said Shane Cooke, Executive Vice President and Head of Elan Drug Technologies. “We hope this is the first of many products using our NanoCrystal® technology to be launched in Japan.”

NanoCrystal® technology is a proprietary technology developed by Elan Drug Technologies through Elan Pharma International Limited and other Elan affiliates.

Five licensed products have now been approved using the NanoCrystal® technology by various health authorities including the US Food and Drug Administration (FDA). Products incorporating the NanoCrystal® technology are sold in markets worldwide.

About Elan Drug Technologies and NanoCrystal® Technology
Elan Drug Technologies (EDT), one of the world’s leading drug delivery businesses, is a business unit of Elan Corporation plc.  As a fully integrated drug delivery business, Elan Drug Technologies delivers clinically meaningful benefits to patients, by using its extensive experience and proprietary delivery technologies in collaboration with pharmaceutical companies. For 40 years, Elan Drug Technologies has been, and continues to be, a drug delivery provider of choice for a broad range of pharmaceutical companies, including many of the world’s leading pharmaceutical companies. Elan Drug Technologies offer clients drug delivery expertise with a suite of commercially launched, proprietary, technology-driven solutions, from NanoCrystal® technology for poorly water soluble compounds, to customised oral controlled release drug technologies. Products enabled by its technologies are used by millions of patients each day.  For more information go to www.elandrugtechnologies.com

NanoCrystal® is a registered trademark of Elan Pharma International Limited, Ireland, a subsidiary of Elan Corporation plc.

EMEND® is a registered trademark of Merck & Co Inc.

Safe Harbour/Forward-Looking Statements
The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties. A further list and description of the risks, uncertainties and other matters that confront us can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, and in our Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Source: Elan Corporation, plc

###

2